Filed by Silver Spike Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Silver Spike Acquisition Corp.

Commission File No. 001-39021

Date: January 26, 2021

The following is the transcript of an interview with Chris Beals, the CEO of WM Holding Company, LLC:

This transcript is provided for informational purposes only and have been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC and Silver Spike Acquisition Corp. and related transactions and for no other purpose.

Alex Christoforous

The cannabis advertising giant Weedmaps is going public on the NASDAQ via a SPAC. The merger, with blank-check acquisition firm Silver Spike Acquisition, values Weedmaps at $1.5 billion.

Joining me now is Chris Beals. He is CEO of WM Holding, the parent company of Weedmaps. And Chris, so good to have you on the show. All right. So, right out of the gate, tell us why is now the right time to go public and why do it with a SPAC?

Chris Beals

Yes. Look, I mean, we're a 12 year old company. We've been profitable our whole history, so we have a lot of momentum. I think for us the thing that was important is this is a momentous time for cannabis, where the cannabis marketplace meets SaaS provider.

And we're right on the cusp, with President Biden coming in, of newfound heights in terms of cannabis legalization, expansion, and frankly the need for our suite of SaaS products for businesses. And so, being able to reach a new audience of institutional investors and then sort of go out and have dry powder for expansion, it just really felt like a perfect opportunity.

Alex Christoforous

Yes, you mention SaaS. For people who are unfamiliar, part of what you do is you sell a cloud-based operating system for marijuana businesses. So, tell us what will the proceeds from this stock sale help Weedmaps be able to do?

Chris Beals

Yes. I think that the real name of the game right now, because with the number of new states we see on the horizon opening up, as well as expansion within these existing states that don't have enough retailers, I think having dry powder and optionality is really key.

And part of that is, frankly, being able to invest more heavily in the people we have. We are an engineering, product, and design shop, and so being able to expand that, potentially maybe accretive acquisitions and that sort of thing. But I would say just making sure that we're able to be as ubiquitous as possible at the exact moment each of these new markets look like they're going to open up, and that's really what this enables for us.

Yahoo Finance's Alexis Christoforous and Chris Beals, CEO of WM Holding Co.,

Tuesday, January 26, 2021, 5:00 PM Eastern

Alex Christoforous

Chris, with new leadership in the White House, Democratic control of Congress, what impact do you think it's going to have on the cannabis industry?

Chris Beals

Yes. I mean, this was a momentous, momentous election for the cannabis industry at large. I think we'll see a couple things. I think, one, in November, we had six ballot initiatives in five states. All of those passed, opening up legalization. That's places like New Jersey, Mississippi, South Dakota, Arizona. So, first of all, those are going to come into effect.

But separately, there are a lot of states that just don't have enough licenses yet. Illinois is a great example of this, where they're looking to move forward. And I think what we're hearing from our policy team and folks on the ground is that this is being seen as an impetus for these jurisdictions to either increase the pace of licensing if they're already open, or if they haven't, to move forward with licensing.

And then at the federal level, look, I think ultimately the polling of voters has always been high, over 90% support for medical, at this point almost 70% support for adult use. It's just a matter of moving it through. So, I think now, with Democratic control across all three, both Houses and the presidential administration, I think you can see things like safe banking as well as, yes, potentially federal legalization come into the view.

Alex Christoforous

All right. Yes. I'd love to get your take on the psychedelic substance space. It's been getting a lot of attention from investors. In fact, tomorrow the first psychedelic ETF is going to be launching. Do you see that as competition at all for the cannabis industry in terms of getting investor attention and investor dollars?

Chris Beals

Yes. I mean, for us as a software and tech company, I think people get the power of the two-sided marketplace we control and the SaaS piece. The tough part is always the intersection of explaining how that applies to an industry, especially highly regulated industries.

Look, I think there are potentially some similarities in the psychedelic space, which is that for all intents and purposes this is a pharmaceutical product, and it's going to need pharmaceutical class solutions. It's going to need education of consumers about a substance that they're ultimately going to put in their mouth or ingest in some way. And so, I think to that end, it's thematically complementary to what we do.

I think in terms of how that market and how that industry plays out, I mean, look, cannabis has taken--1996 was when California first passed Prop 215, so I think we're really in not even the first inning, the warm-up before the game when it comes to something like psychedelics.

Alex Christoforous

All right. And I want to talk for a moment about headwinds, because I know that Weedmaps is the focus of a grand jury subpoena investigation, along with about a few dozen other cannabis related companies. And some legal experts say this could be a milestone case. It could possibly set legal precedent for the industry. Do you see that as a risk for the industry and your company in particular going forward?

Yahoo Finance's Alexis Christoforous and Chris Beals, CEO of WM Holding Co.,

Tuesday, January 26, 2021, 5:00 PM Eastern

Chris Beals

No, I don't see it that way at all. I mean, look, while we don't comment on specific legal matters, I think what I can say is that ultimately, we're a compliance software company. We've built compliance into everything we do. And I think given our size and our dominant position, it's natural to receive inquiries. I mean, that's just part of, I think, the industry at large.

But really, I think there are two things that we see. One is with the incoming presidential administration. Focusing on a path towards legalization is sort of, I think, the direction we're going to see at the federal level. And separately, I think along with that, it's going to be an emphasis on criminal justice reform. And when we look at the priorities of this administration, I think it's really going to be around how do we get to federal legalization; how do we sort of redress the historical harms of the war on drugs.

Alex Christoforous

All right, we're going to leave it there. Chris Beals, CEO of the parent company of Weedmaps, thanks for being with us. And we're going to look out for your market debut in the second quarter. Best of luck.

Chris Beals

Thanks so much. I appreciate it.

About WM Holding Company, LLC

WM Holding’s mission is to power a transparent and inclusive global cannabis economy. Now in its second decade, WMH has been a driving force behind much of the legislative change we’ve seen in the past 10 years.

WM Holding Company, LLC (“WM Holding” or “WMH” or “the Company”), parent company of Weedmaps and its WM Business SaaS offering, is the leading technology and software infrastructure provider to the cannabis industry. Founded in 2008, WMH is the leading two-sided marketplace and SaaS provider to the cannabis industry, comprising the Company’s B2C marketplace, Weedmaps, and its B2B software, WM Business. The Company’s cloud-based SaaS solutions provide an end-to-end operating system for cannabis retailers. These tools support compliance with the complex, disparate and constantly evolving regulations applicable to the cannabis industry. Underlying this compliance functionality is a proprietary and sophisticated rules engine that is a core underpinning of the WM Business SaaS platform. Through its website and mobile apps, WM Holding provides consumers with the latest information, data and availability of cannabis products, facilitating product discovery. The Company holds a strong belief in the power of cannabis and the importance of enabling safe, legal access to consumers worldwide. Since inception, WMH has worked tirelessly, not only to be the most comprehensive platform for consumers, but to build the software solutions that power businesses compliantly in the space, to advocate for legalization, social equity, and licensing in many jurisdictions, and to facilitate further learning through partnering with dozens of subject matter experts on providing detailed, accurate information about the plant.

Headquartered in Irvine, California, WMH employs approximately 400 professionals around the world, including in Denver, New York, Ontario, Canada and Barcelona, Spain. Visit us at www.weedmaps.com/investors.

Investor Contact:

Yahoo Finance's Alexis Christoforous and Chris Beals, CEO of WM Holding Co.,

Tuesday, January 26, 2021, 5:00 PM Eastern

Greg Stolowitz

VP Investor Relations and Corporate Development

gstolowitz@weedmaps.com

This transcript is provided for informational purposes only and have been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC (“WMH”) and Silver Spike Acquisition Corp. (“Silver Spike”) and related transactions and for no other purpose.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike filed with the SEC a definitive proxy statement, dated December 21, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s equityholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read the Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants

Yahoo Finance's Alexis Christoforous and Chris Beals, CEO of WM Holding Co.,

Tuesday, January 26, 2021, 5:00 PM Eastern

in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination is set forth in the Registration Statement. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants is in Silver Spike’s Extension Proxy Statement and also will be included in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

The information in this transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WMH’s go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of WMH’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or the equityholders of WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WMH; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WMH’s ability to successfully

Yahoo Finance's Alexis Christoforous and Chris Beals, CEO of WM Holding Co.,

Tuesday, January 26, 2021, 5:00 PM Eastern

capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WMH’s ability to manage future growth; WMH’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WMH’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WMH’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and the Registration Statement, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WMH’s expectations, plans or forecasts of future events and views as of the date of this transcript. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WMH’s assessments as of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Yahoo Finance's Alexis Christoforous and Chris Beals, CEO of WM Holding Co.,

Tuesday, January 26, 2021, 5:00 PM Eastern